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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49382

3-4-02 EV



FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sage Securities Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 North Drive
(No. and Street)

Great Neck, (City) NY (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Schlesinger (516) 466-1001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nussbaum Yates & Wolpow, P.C.
(Name — *if individual, state last, first, middle name*)

445 Broad Hollow Road (Address) Melville, (City) NY (State) 11747 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Schlesinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage Securities Corp., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

PHYLLIS VASQUEZ
NOTARY PUBLIC, State of New York
No. 01VA4984708
Qualified in Suffolk County
Commission Expires July 29, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE SECURITIES CORP.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITORS

YEAR ENDED DECEMBER 31, 2001



NUSSBAUM YATES & WOLPOW, P.C.

Certified Public Accountants

445 BROAD HOLLOW ROAD, MELVILLE, NY 11747
(631) 845-5252 FAX (631) 845-5279

Report of Independent Auditors

To the Officer and Director of
Sage Securities Corp.
Great Neck, New York

We have audited the accompanying statement of financial condition of Sage Securities Corp. (the "Company") as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sage Securities Corp. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Nussbaum Yates & Wolpow, P.C.

NUSSBAUM YATES & WOLPOW, P.C.
Melville, New York
February 11, 2002

SAGE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 22,032
Due from clearing broker (including money market funds)	119,988
Property and equipment, net of accumulated depreciation of $3,986	2,520
Other	3,850
	$148,390

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 14,750
Stockholder's equity:	
Common stock, no par, authorized, 200 shares, issued and outstanding 1 share	-
Additional paid-in capital	583,710
Retained earnings (deficit)	(450,070)
Total stockholder's equity	133,640
	$148,390

See notes to financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Sage Securities Corp. is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company engages in the business of acting as a dealer and market maker and providing brokerage services with respect to fixed income and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. Company customers are primarily related parties.

Significant Accounting Policies

Securities Transactions and Commissions

Securities transactions and commission revenue and expenses are recorded on the trade date basis. The clearing and depository operations for the Company's and customers' securities transactions are provided by a broker pursuant to a clearance agreement.

Income Taxes

The Company has elected "S" Corporation treatment for both Federal and State income tax purposes. As such, the Company's stockholder is taxed, individually, on the Company's earnings. Accordingly, there is no provision for Federal income taxes, but the Company remains subject to certain New York State and City taxes.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years.

1. Nature of Business and Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the financial statements, the Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than ninety days.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Due from Clearing Broker

The Company clears all of its proprietary and customer transactions through its clearing broker on a fully disclosed basis. Due from clearing broker at December 31, 2001 consists principally of a good faith deposit. The Company has granted the clearing broker a security interest in all of the assets of the Company in possession of the clearing broker to the extent that the value of the deposit is below $100,000.

3. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

3. Financial Instruments (Continued)

Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company may engage in buying and selling securities on behalf of its customers. These activities may expose the Company to off-balance-sheet-credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary as determined by the clearing broker.

Concentrations of Credit Risk

As of December 31, 2001, the Company had significant cash equivalent positions with its clearing broker. Also, the Company may engage in various trading and brokerage activities with its clearing broker. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $124,939, which was $24,939 in excess of its required net capital of $100,000. The Company's net capital ratio was .12 to 1.

SAGE SECURITIES CORP.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITORS

YEAR ENDED DECEMBER 31, 2001



NUSSBAUM YATES & WOLPOW, P.C.

Certified Public Accountants

445 BROAD HOLLOW ROAD, MELVILLE, NY 11747
(631) 845-5252 FAX (631) 845-5279

Report of Independent Auditors

To the Officer and Director of
Sage Securities Corp.
Great Neck, New York

We have audited the accompanying statement of financial condition of Sage Securities Corp. (the "Company") as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sage Securities Corp. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Nussbaum Yates & Wolpow, P.C.

NUSSBAUM YATES & WOLPOW, P.C.
Melville, New York
February 11, 2002

SAGE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 22,032
Due from clearing broker (including money market funds)	119,988
Property and equipment, net of accumulated depreciation of $3,986	2,520
Other	3,850
	$148,390

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 14,750
Stockholder's equity:	
Common stock, no par, authorized, 200 shares, issued and outstanding 1 share	-
Additional paid-in capital	583,710
Retained earnings (deficit)	(450,070)
Total stockholder's equity	133,640
	$148,390

See notes to financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Sage Securities Corp. is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company engages in the business of acting as a dealer and market maker and providing brokerage services with respect to fixed income and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. Company customers are primarily related parties.

Significant Accounting Policies

Securities Transactions and Commissions

Securities transactions and commission revenue and expenses are recorded on the trade date basis. The clearing and depository operations for the Company's and customers' securities transactions are provided by a broker pursuant to a clearance agreement.

Income Taxes

The Company has elected "S" Corporation treatment for both Federal and State income tax purposes. As such, the Company's stockholder is taxed, individually, on the Company's earnings. Accordingly, there is no provision for Federal income taxes, but the Company remains subject to certain New York State and City taxes.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years.

1. Nature of Business and Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the financial statements, the Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than ninety days.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Due from Clearing Broker

The Company clears all of its proprietary and customer transactions through its clearing broker on a fully disclosed basis. Due from clearing broker at December 31, 2001 consists principally of a good faith deposit. The Company has granted the clearing broker a security interest in all of the assets of the Company in possession of the clearing broker to the extent that the value of the deposit is below $100,000.

3. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

3. Financial Instruments (Continued)

Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company may engage in buying and selling securities on behalf of its customers. These activities may expose the Company to off-balance-sheet-credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary as determined by the clearing broker.

Concentrations of Credit Risk

As of December 31, 2001, the Company had significant cash equivalent positions with its clearing broker. Also, the Company may engage in various trading and brokerage activities with its clearing broker. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $124,939, which was $24,939 in excess of its required net capital of $100,000. The Company's net capital ratio was .12 to 1.